UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATIF Holdings Limited

(Exact name of registrant as specified in its charter)

British Virgin Islands	6531	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 3803,

Dachong International Centre, 39 Tonggu Road

Nanshan district, Shenzhen, China

(+86) 0755-8695-0818

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hunter Taubman Fischer & Li LLC

1450 Broadway, 26th Floor

New York, NY 10018

(212) 530-2206

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, NY 10018 (212) 530-2206	William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 (212) 588-0022

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-228750

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(5)
Ordinary Shares, par value US$0.001 per share(1)(2)	4,000,000	5.00	$20,000,000	$2,424
Underwriters’ warrants(3)	—	—	—	—
Ordinary Shares underlying Underwriters’ warrants(2)(4)	260,000	6.00	$1,560,000	$189.07
Total	4,260,000		$21,560,000	$2,613.07

(1)	There is no current market for the securities or price at which the shares are being offered. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Pursuant to Rule 416 under the Securities Act, there is also being registered hereby such indeterminate number of additional Ordinary Shares of the Registrant as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.
(3)	No fee required pursuant to Rule 457(g) of the Securities Act.
(4)	Represents Underwriter’s warrants to purchase up to an aggregate of 6.5% of the Ordinary Shares sold in the offering, at an exercise price equal to 120% of the Public Offering Price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the Underwriter’s warrants is $6.00. The Underwriter’s warrants are exercisable commencing from the date of issuance, for a period of 5 years from the issuance date.
(5)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

Explanatory Note

The sole purpose of this Post-Effective Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-228750) is to re-file Exhibit 1.1 and 4.2 to the Registration Statement under Item 8. No other changes have been made to the Registration Statement or the preliminary prospectus forming part thereof. Accordingly, Parts I and II of the Registration Statement have been omitted from this Post-Effective Amendment No. 2 to Registration Statement on Form F-1.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

As submitted to the Securities and Exchange Commission on March 14, 2019

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [           ], 2019

1,600,000 Ordinary Shares

(minimum offering amount)

4,000,000 Ordinary Shares

(maximum offering amount)

ATIF Holdings Limited

This is an initial public offering of ordinary shares of ATIF Holdings Limited. We are offering, on a best effort basis, our ordinary shares, $0.001 par value per share (“Ordinary Shares”).

Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price will be $5.00 per Ordinary Share. We are in the process of applying to list our Ordinary Shares and have reserved the symbol “ATIF” for purposes of listing our Ordinary Shares on the NASDAQ Capital Market under the symbol “ATIF.”

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying our Ordinary Shares.

We are an “emerging growth company” as used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors — Risks Related to Our Business” and “Prospectus Summary — Implications of Our Being an ‘Emerging Growth Company’” on pages 10 and 5, respectively.

	Minimum offering amount		Maximum offering amount
	Per ordinary share	Total	Per ordinary share	Total
Initial public offering price	US $5.00	US $8,000,000.00	US $5.00	US $20,000,000.00
Underwriter’s discount and commissions	US $0.32	US $520,000.00	US $0.31	US $1,250,000.00
Proceeds to our company before expenses(1)(2)	US $4.68	US $7,480,000.00	US $4.69	US $18,750,000.00

(1)	We have agreed to pay Boustead Securities LLC (the “Underwriter”) a fee equal to 6.5% of the first $10,000,000 of and 6% of any amount in excess thereof of, the gross proceeds of the offering. We have agreed to grant to the Underwriter warrants equal to 6.5% of the aggregate number of Ordinary Shares sold in the offering. See “Underwriting” in this prospectus for more information regarding our arrangements with the Underwriter.
(2)	The total estimated expenses related to this offering are set forth in the section entitled “Discounts, Commissions and Expenses.”

The Underwriter is selling our Ordinary Shares in this offering on a best efforts basis. The Underwriter is not required to sell any specific number or dollar amount of Ordinary Shares but will use its best efforts to sell the Ordinary Shares offered. One of the conditions to our obligation to sell any securities through the Underwriter is that, upon the closing of the offering, the Ordinary Shares would qualify for listing on the Nasdaq Capital Market.

We do not intend to close this offering unless we sell at least the minimum number of Ordinary Shares, at the price per Ordinary Share set forth above, to result in sufficient proceeds to list our Ordinary Shares on the Nasdaq Capital Market. The offering may terminate on the earlier of  (i) any time after the minimum offering amount of our Ordinary Shares is raised, or (ii) 180 days from the date of this prospectus, or the expiration date. If we can successfully raise the minimum offering amount within the offering period, the proceeds from the offering will be released to us after deducting certain escrow fees. The proceeds from the sale of the Ordinary Shares in this offering will be payable to “FinTech Clearing, as Deposit Account Agent for the investors in ATIF Holdings Limited” and will be deposited in a separate (limited to funds received on behalf of us) non-interest bearing trust bank account until the minimum offering amount is raised. If we do not raise the minimum offering amount of $8,000,000, we will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [•], 2019.

EXHIBIT INDEX

Description
1.1	Form of Underwriting Agreement**
3.1	Form of Amended Memorandum and Articles of Association*
4.1	Specimen Certificate for Ordinary Shares*
4.2	Form of Subscription Agreement**
5.1	Opinion of Ogier regarding the validity of the Ordinary Shares being registered*
8.1	Opinion of Dentons Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)
10.1	Agreement of Website (CNNM) Transfer between ATIF HK entered on September 20, 2018*
10.2	Voting Right Proxy Agreement between Qiuli Wang and Eno Group entered on September 30, 2018*
10.3	Form of Employment Agreement by and between executive officers and the Registrant*
10.4	Form of Indemnification Agreement with the Registrant’s directors and officers*
10.5	Exclusive Service Agreement dated October 9, 2018, between WFOE and VIE*
10.6	Equity Pledge Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE*
10.7	Exclusive Call Option Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE*
10.8	Shareholders’ Voting Rights Proxy Agreement dated October 9, 2018, between WFOE, Beneficial Owners, and VIE*
10.9	Lease Contract dated October 25, 2018 by and between the Qianhai and Shenzhen Dedian Investment Ltd.*
10.10	Equity Transfer Agreement dated August 13, 2018 by and between Huaya and Yanru Zhou*
10.11	Equity Transfer Agreement dated September 19, 2018 by and between Huaya and Zhuorong Cai*
10.12	Equity Transfer Agreement dated September 19, 2018 by and between Huaya and Zehong Lai*
10.13	Trust Deed dated December 11, 2017 by and between Ronghua Liu and Qiuli Wang*
10.14	Letter of Undertaking by Qianhai Shareholder*
21.1	Subsidiaries*
23.1	Consent of Friedman LLP*
23.2	Consent of Ogier (included in Exhibit 5.1)
23.3	Consent of Dentons Law Firm (included in Exhibit 99.2)
99.1	Code of Business Conduct and Ethics of the Registrant*
99.2	Opinion of Dentons Law Firm, People’s Republic of China counsel to the Registrant, regarding certain PRC law matters and the validity of the VIE agreements*
99.3	Consent of Kwong Sang Liu*
99.4	Consent of Yongyuan Chen*
99.5	Consent of Longdley Zephirin*
99.6	Consent of Frost & Sullivan*
99.7	Form of Amended and Restated Offering Deposit Account Agency Agreement*

* Previously filed.

** Filed herewith.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shenzhen, People’s Republic of China, on March 14, 2019.

ATIF Holdings Limited

By:	/s/ Qiuli Wang
Ms. Qiuli Wang
President, Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Qiuli Wang	President, Chief Executive Officer, and Director	March 14, 2019
	Name: Qiuli Wang	(principal executive officer)

	/s/ Fang Cheng	Chief Financial Officer	March 14, 2019
	Name: Fang Cheng	(principal accounting officer)

	/s/ Qiang Chen	Director	March 14, 2019
Name: Qiang Chen

* By:	/s/ Qiuli Wang
Name: Qiuli Wang Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on March 14, 2019.

Hunter Taubman Fischer & Li LLC

By:	/s/ Ying Li
Name: Ying Li
Title: Partner and Member